Exhibit 99.1

Medigus: Gix Internet Reports Over $45 Million in Revenues for 2021

Medigus expects to consolidate Gix Internet’s financial results during 2022

Tel Aviv, Israel -- March 31, 2021 (GLOBE NEWSWIRE) -- Medigus Ltd. (Nasdaq: MDGS), a technology company engaged in advanced medical solutions, innovative internet technologies and electric vehicle and charging solutions, announced today that its affiliate Gix Internet, (henceforth “Gix”) (41.56% owned by Medigus on a fully diluted basis) (TASE: GIX), a global marketing technology (MarTech) solutions company for online performance-based-marketing, reported its financial results for the full year ended December 31, 2021. The financial results also include the results of Cortex Media Group, Gix’s latest acquisition from mid-October 2021.

Gix reported $45.2 million (NIS 144.8 million) revenues for 2021, a 19% increase compared to a $38.1 million (NIS 131.1 million) revenues in 2020. According to Gix, its acquisition of Cortex Media was the driver of the increase in revenues in the fourth quarter.

“Gix continued its growth in 2021 with excellent revenues and results. We intend to consolidate Gix into our financial statements during 2022, which will significantly contribute to our revenues and balance sheet,” said Liron Carmel, CEO of Medigus.

Gix’s operating loss for the year ended December 31, 2021 amounted to $0.8 million (NIS 2.4 million), compared to $0.96 million (NIS 3.3 million) operating profit in the year ended December 31, 2020.

Gix’s cash and cash equivalents balance at the end of 2021 was $5.4 million (NIS 16.8 million), an increase of 38% from the cash balance at the end of 2020. Shareholders’ equity for the year ending December 31, 2021 amounted to $8.9 million (NIS 27.9 million) compared to $7.3 million (NIS 23.5 million), for the year ending December 31, 2020, an increase of more than 21%. Gix’s net loss for 2021 amounted to $1.5 million (NIS 4.8 million) compared to a net profit of $0.087 million (NIS $0.2 million) in 2020.

About Medigus

Based in Israel, Medigus Ltd. (Nasdaq: MDGS) is a technology company focused on innovative growth partnerships, mainly in advanced medical solutions, digital commerce and electric vehicle markets. Medigus’ affiliates in the medical solutions arena include ScoutCam Inc. and Polyrizon Ltd. The Company’s affiliates in digital commerce include Gix Internet Ltd., Jeffs’ Brands Ltd. and Eventer Technologies Ltd. In the electric vehicle market, Charging Robotics Ltd. and Revoltz are also part of the Company’s portfolio of technology solution providers. To learn more about Medigus’ advanced technologies, please visit http://www.medigus.com/.

Cautionary Note Regarding Forward Looking Statements

This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of Medigus’ management and its knowledge of the relevant market. The company has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words. These forward-looking statements represent Medigus’ expectations or beliefs concerning future events, and it is possible that the results described in this press release will not be achieved. By their nature, Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause future results of Medigus’ activity to differ significantly from the content and implications of such statements. Other risk factors affecting Medigus are discussed in detail in Medigus’ filings with the Securities and Exchange Commission. Forward-Looking Statements are pertinent only as of the date on which they are made, and Medigus undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither Medigus nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of Medigus’ securities.

Company Contact:

Tali Dinar

Chief Financial Officer

+972-8-6466-880

ir@medigus.com

Investor Relations Contact:

Dave Gentry

RedChip Companies Inc.

1-800-RED-CHIP (733-2447)

Or 407-491-4498

MDGS@redchip.com